C&C TRADING, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C & C Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Arch Street (1st Floor)
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Charlton III **(212)433-5470**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William Charlton III_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__C & C Trading, LLC_____, as

of __December 31_____, 20 __18_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



SILVIA ALVAREZ
Notary Public, State of Connecticut
My Commission Expires Apr. 30, 2020

_____
Signature

__Managing Member__
Title

_____ 2/26/19
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

C&C TRADING, L.L.C.

DECEMBER 31, 2018

Table of Contents



PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C&C Trading, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of C&C Trading, L.L.C. (the "Company") as of December 31, 2018, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2009.

March 1, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

C&C TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	265,959
Due from broker		62,625,640
Securities owned		16,994,570
Property and equipment, net of accumulated depreciation of $309,609		89,841
Other assets		58,991
Total assets	$	80,035,001

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Securities sold, not yet purchased	$	50,345,173
Accounts payable and accrued liabilities		234,077
Total liabilities		50,579,250
Member's equity		29,455,751
Total liabilities and member's equity	$	80,035,001

The accompanying notes are an integral part of this financial statement.

C&C TRADING, L.L.C.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

1. **BUSINESS OPERATIONS AND ORGANIZATION**

   C&C TRADING, L.L.C. (the "Company") is a privately held proprietary trading firm. The Company engages in various trading and market making strategies in equities, ETFs, futures, options and other securities and commodities. The Company focuses on market making and relative value strategies. The Company is a registered market maker on the BATS exchange and the NYSE ARCA. The Company is also a member of the Chicago Mercantile Exchange's COMEX division. The Company's transactions are cleared through and financed by three clearing brokers. Substantially all securities are held by Goldman Sachs & Co. LLC.

   The Company's sole member is C&C Global Markets, LLC. The liability of members of a limited liability company is generally limited to the members' enforceable obligation to make capital contributions and the members' obligation to return any prohibited distributions.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

   Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

   Cash Equivalents

   The Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

   Fair Value Measurements

   The Company follows U.S. GAAP guidance on Fair Value Measurements, which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

2.   **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

At December 31, 2018, all of the Company's investments, which are comprised of securities owned and securities sold, not yet purchased, were in equity securities, bonds, options, and exchange traded funds (ETFs), which are valued using Level 1 inputs.

Assets	Level 1
Securities owned, at fair value	
Equity securities	$1,070,620
Bonds	545,302
Options	20,600
Exchange traded fund (ETFs)	15,358,048
Total	$16,994,570

Liabilities	
Securities sold, not yet purchased	
Equity securities	$1,761
Exchange traded fund (ETFs)	50,343,412
Total	$50,345,173

Investment Valuation and Income Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Investments are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized and unrealized gains and losses on investments are included in the determination of securities trading income. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the useful lives of the assets.

2. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Securities Sold, Not Yet Purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short positions are offset by the Company's securities owned, broker receivables and its cash balances at the clearing firm, which are used as collateral for securities borrowed by the clearing firm to make deliveries.

Gains, limited to the price at which the Company sold the security short, or losses, unlimited in amount, are recognized at fair value based on the difference between the short sale price and the current market price.

Income Taxes

The Company is a single-member limited liability company. Accordingly, no provision for income taxes is made in the financial statements, and all taxable income and expense is passed through to the member.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2015.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in Foreign currencies gain.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is March 1, 2019.

3. **REGULATORY REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $27,960,096, which was $27,387,596 in excess of its minimum requirement of $572,500. The Company's net capital ratio was .0084 to 1 as of December 31, 2018.

3.   **REGULATORY REQUIREMENTS** *(Continued)*

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4.   **PROPERTY AND EQUIPMENT**

The classes of property and equipment and the related accumulated depreciation are as follows:

	Estimated Useful Lives		Cost		Accumulated Depreciation		Net
Electronic equipment	3 years	$	325,083	$	245,106	$	79,977
Software	3 years		29,256		29,256		–
Furniture	5 years		45,111		35,247		9,864
		$	399,450	$	309,609	$	89,841

5.   **COMMITMENTS**

The Company leases office space in New York on a month-to-month basis. The related rent expense for the year ended December 31, 2018 was $45,168.

The Company has an operating lease agreement for an office in Greenwich, Connecticut through July 31, 2019. The monthly base rent is $6,133. Remaining commitments under this operating lease are $42,933 through July 31, 2019. The related rent expense for the year ended December 31, 2018 was $73,710.

6.   **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company has indemnified its clearing broker in the event of counterparty default. In the event counterparties do not fulfill their obligations to its clearing broker, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A substantial portion of the Company's assets are on deposit with clearing brokers.

The Company's cash and cash equivalents balance generally exceeds the FDIC insured amount of $250,000.

7.   **RELATED PARTY TRANSACTIONS**

There are no significant related party transactions to disclose.

8.   **LITIGATION SETTLEMENTS**

The Company was a participant in various class action security suits that resulted in settlement income of $137,728, of which $4,117 was receivable at December 31, 2018. The litigation settlement receivable is included in other assets.

9.   **DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS**

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes related to its own business activities. These derivative transactions typically include futures for foreign currencies, ETFs and indices.

In addition, the Company has sold derivative contracts that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018 at fair value, and will incur a loss if the fair value of the derivative contracts sold and not yet owned increases subsequent to December 31, 2018.

Generally, the Company uses these derivatives to mitigate risk of unfavorable price movements of the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the underlying portfolio.

Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company.

The following is a summary of the Company's December 31, 2018 derivative positions:

Category	Contracts	Fair market value	Notional amount
Long Options	1,350	$ 20,600	$ 5,491,200
Long Futures	319	$ (45,655)	$ 42,632,515
Short Futures	43	$ (46,100)	$ (4,929,412)

9. **DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS** *(Continued)*

The Company includes the fair market value of its open futures contracts receivable / (payable) in amounts due from broker. The Company shows the fair market value of open options contracts in Securities owned or Securities sold, not yet purchased. Gains and losses from its derivative financial instrument trading are included in trading income.

10. **SUBSEQUENT EVENTS**

In January 2019, the Company paid distributions to its member totaling $4,400,000.